Exhibit 99.1

FEMSA Announces Annual Shareholders’ Meeting

Market-leading Governance Updates Proposed

Monterrey, Mexico, February 24, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announces it will hold its Annual Ordinary Shareholders’ Meeting on April 8, 2022 in Monterrey, Nuevo Leon, Mexico (the “Shareholders’ Meeting”). A copy of the formal call for the Shareholders’ Meeting will be available in the following link in the upcoming days (https://femsa.gcs-web.com/shareholder-meeting-information). The record date for FEMSA’s ADS holders (NYSE: FMX) in the US will be March 14, 2022.

In line with investor feedback and with the express intention of enhancing accountability to shareholders and increasing independent Board oversight, as part of the upcoming Shareholders’ Meeting, the board of directors of FEMSA announces the following actions and commitments to enrich its corporate governance profile:

Strengthening Board Accountability to Shareholders

•	Shareholders will have the ability to vote on directors individually, rather than as a slate, beginning with this Shareholders’ Meeting.

Increasing Influence of Independent Directors

•	Continue refreshment and right-sizing of our Board, reducing board size to a target range of between 14 and 15 directors by 2023, a decrease from 18 directors in 2021, and 21 directors in 2018.
•	By 2023 and once our target size is met, independent directors will comprise no less than 40% of the Board.

Increasing Oversight Role of Independent Directors on Key Committees

•	The Audit Committee and the Corporate Practices Committee will continue to support the board of directors by providing vital independent oversight in their respective areas of focus.
•	In addition, as part of our board renewal process, the Corporate Practices Committee will be renamed Corporate Practices and Nomination Committee, and will expand oversight to add to its responsibilities, the following:
o	Evaluation and nomination of candidates for Series D directors,
o	Appropriate board composition by ensuring the board includes directors with the skills, experiences and capabilities required to provide effective oversight, and
o	Provide to shareholders a summary of the evaluation and nomination process for directors.
•	The Strategy and Finance Committee will add independent operational oversight to its purview (and be renamed the Operations and Strategy Committee):
o	A majority of the Committee will be independent directors.
o	The Committee will provide specific oversight on transformational initiatives, further increasing the involvement and time commitment of directors on operational matters and complementing the role of Senior Management.

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Governance priorities post-2022

•	Continue enhancing the Board’s independent oversight and effectiveness by:
o	Balancing institutional knowledge with fresh perspective by adding new independent directors.
o	Adding additional expertise on relevant new-business areas such as Digital and E-commerce, Sustainability among others.
o	Further enhancing Board gender diversity beyond our current level of 22%, and relevant ESG expertise in line with FEMSA’s focus on, commitment to, and leadership of ESG initiatives critical to our success.

•	Ensure Board focus and responsiveness by adopting limits on directors’ outside board commitments.
•	Bolster outreach to shareholders to continue to gather their input as we further enhance our governance.

The detailed proposals for each item of the agenda, including the names and biographies of the persons being nominated to be appointed to FEMSA’s Board of Directors and to the Audit, Corporate Practices and Nomination, and Operations and Strategy committees, are expected to be made available on the FEMSA website (https://femsa.gcs-web.com/shareholder-meeting-information) by no later than March 4, 2022.

(This release is an English translation of a document filed with the Comisión Nacional Bancaria y de Valores of Mexico and the Mexican Stock Exchange.)

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO Gas chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

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